

OFFERING MEMORANDUM

facilitated by



Full Battle Rattle Deli

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Full Battle Rattle Deli
State of Organization	CO
Date of Formation	05/17/2019
Entity Type	Limited Liability Company
Street Address	1445 Holly St, Denver CO, 80220
Website Address	www.fullbattlerattledeli.com

(B) Directors and Officers of the Company

Key Person	Michael Gropper
Position with the Company Title First Year	 Owner 2019
Other business experience (last three years)	My Name is Michael Gropper, and I am originally from Brooklyn, NY. After many years of travel, growth and learning, I settled in Denver, CO where I have lived for the past 20 years. Culinary Arts has always been a passion of mine, and I have always found myself drawn to cooking for others, loved how it brought people and community together. Though I did spend time a short time in culinary school, I found my skills develop working in restaurants, my travel's, volunteering or in the US Army as a food

service specialist. It was in the US Army that I truly had grown as a chef/cook. I participated and in numerous Culinary Arts competitions both for my DEFAC and for Garrison with the 101st Airborne (proud Veteran of the 2/327Infantry, Bastogne Bulldogs and Honor and Country... "No Slack") where we won many accolades. While participating at a Culinary airy Arts competition at Ft. Lee Virginia, home of the Quarter Master Corps, I came 3rd place as Junior Chef of the Year against all Army cooks. This led to being stationed at SHAPE (Supreme Allied Powers Europe) where I cooked for both garrison and the SACEUR (Supreme Allied Commander Europe), his staff and other NATO generals. What a great honor to serve him and to be stationed in Europe and explore amazing cuisines and cultures. After 8 years, I was discharged with the rank of Sergeant, I took a break from cooking, and started a career as a Special Education teacher. Another great opportunity to be in service, support the community and teach; another passion of mine. for 15 years in an elementary school setting using my skills speaking Spanish to support my students, and their families. In 2019, Full Battle Rattle Deli, and over the past 2 years I have created a solid foundation to build on as I move forward. This foundation has included building both a strong following and awareness in both the Veteran and non-Veteran communities, establishing our brand and reputation, and developing a strong understanding of the day-to-day operations for both an LLC and restaurant. In addition to the above, I have been able to continue to develop the resilience, determination and adaptability to move forward, overcome obstacles, and promote success regardless of situations that have occurred and could possibly occur as we continue to grow serving our community.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Michael Gropper	100%

(D) The Company's Business and Business Plan

Our Mission

Full Battle Rattle Deli is a Veteran owned-and-operated deli that will sell freshly made breakfast and lunch Brooklyn-style deli sandwiches and hot meals to-go, but we are more than a deli with great eats. At our heart we are a community based social enterprise and a vehicle for change. Our mission is to support those Veterans in our community who are homeless or in transition with the life skills, confidence and self-advocacy through the culinary arts to successfully reintegrate into the community. Through the comradeship of other Veterans, they learn the skills to find gainful employment as line cooks or prep cooks, while building a foundation of resources and stability to transition back into the community.

Our Business Model

Front of House: Building off of the grab-and-go convenience model, our core operations are centered around the "front of the house". Full Battle Deli will be serving and preparing fresh deli sandwiches and hot meals to go in an environment that is friendly, warm and inviting where customers see the food being prepared, and the participants in the culinary arts program can interact with customers. People will also be drawn to the deli for the fast service, sandwiches and hot homestyle/comfort food meals that are made from fresh ingredients, and a little bit of Brooklyn flare in a deli setting is welcoming to the community.

Back of House: Our Back-of-House real estate is where the "Culinary Arts Boot Camp for Veterans" will be held and over an 8-week period, participants will learn the skills to find gainful employment as line or prep cooks. They will learn knife skills, how to follow recipes, kitchen safety and essentials, become Servsafe certified, and learn the fundamentals of cooking. They will learn all the skills needed to build a foundation in the Culinary Arts to build upon, so that they will be "job ready" when they leave the program, and the "soft skills" needed to successfully reintegrate.

About Us (Current Operations)

Full Battle Rattle Deli was in operation at the American Legion Post 1 up until July, 2022. However, they closed the kitchen in order to pursue a permanent home and brick and mortar where we will continue to support our fellow Veterans and community .

Under the Veterans First Program through the Department of Veterans Affairs (VA), Full Battle Rattle Deli is recognized as a Service-Disabled Veteran-Owned Small Business (SDVOSB). The Vets First Verification Program affords verified firms owned and controlled by Veterans and Service-disabled Veterans the opportunity to compete for VA set asides and contracts

The Team

Michael Gropper, Owner

I am originally from Brooklyn, NY. After many years of travel, growth and learning, I settled in Denver, CO where I have lived for the past 20 years. Culinary Arts has always been a passion of mine, and I have always found myself drawn to cooking for others, loved how it brought people and community together. Though I did spend time a short time in culinary school, I found my skills develop working in restaurants, my travel's, volunteering or in the US Army as a food service specialist. It was in the US Army that I truly had grown as a chef/cook. I participated and in numerous Culinary Arts competitions both for my DEFAC and for Garrison with the 101st Airborne (proud Veteran of the 2/327Infantry, Bastogne Bulldogs and Honor and Country... "No Slack") where we won many accolades. While participating at a Culinary airy Arts competition at Ft. Lee Virginia, home of the Quarter Master Corps, I came 3rd place as Junior Chef of the Year against all Army cooks. This led to being stationed at SHAPE (Supreme Allied Powers Europe) where I cooked for both garrison and the SACEUR (Supreme Allied Commander Europe), his staff and other NATO generals. What a great honor to serve him and to be stationed in Europe and explore amazing cuisines and cultures. After 8 years, I was discharged with the rank of Sergeant, I took a break from cooking, and started a career as a Special Education teacher. Another great opportunity to be in service, support the community and teach; another passion of mine. for 15 years in an elementary school setting using my skills speaking Spanish to support my students, and their families. In 2019, Full Battle Rattle Deli, and over the past 2 years I have created a solid foundation to build on as I move forward. This foundation has included building both a strong following and awareness in both the Veteran and non-Veteran communities, establishing our brand and reputation, and developing a strong understanding of the day-to-day operations for both an LLC and restaurant. In addition to the above, I have been able to continue to develop the resilience, determination and adaptability to move forward, overcome obstacles, and promote success regardless of situations that have occurred and could possibly occur as we continue to grow serving our community.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	October 28, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction costs	$23,500	$23,000
Equipment Upgrades	$0	$24,000
Mainvest Compensation	$1,500	$3,000
TOTAL	$25,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 4.0%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.12%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	2.0%
$31,250	2.5%
$37,500	3.0%
$43,750	3.5%
$50,000	4.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Michael Gropper	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Denver Credit Union	$51,738	3.99%		

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Full Battle Rattle Deli was established in May, 2019 and began operations in November, 2019. The finical information noted below does not truly reflect the true finical capabilities of Full Battle Rattle Deli due to the pandemic. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Operating history

Full Battle Rattle Deli was established in May 2019 and began operations on November 2019. . Accordingly, there are limited financial statements and information for investors to review with accuracy to the true financial abilities resulting from the pandemic and economic repercussions that caused. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Full Battle Rattle Deli forecasts the following milestones:

- Secure lease in Denver, CO by September, 2022

- Hire for the following positions by September 2022, I assistant manager, and 1 line cook. When the restaurant is open we will
enroll at least 2 participants in the culinary program who will support the daily operations of the restaurant.

- Achieve $510,067 revenue per year by 2027.

- Achieve $136,470 profit per year by 2027.

Other outstanding debt or equity

As of 8/5/2022, Full Battle Rattle Deli has debt of $51,738 (an
additional $150,000 loan that will be secured once the lease is signed for the restaurant) outstanding and a cash balance of $49,000. This debt is sourced primarily from the Denver Credit Union and will be senior to any investment raised on Mainvest. In addition to the Full Battle

Rattle Deli's outstanding debt and the debt raised on Mainvest, Full Battle Rattle Deli may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Full Battle Rattle Deli's fundraising. However, Full Battle Rattle Deli may require additional funds from alternate sources at a later date.

Other challenges

Full Battle Rattle Deli has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- I started the restaurant 5 months prior to a pandemic, and we were not able to build true finical millstones due to the
instability of the restaurant industry.

- Resulting form the pandemic we had lost all our client base that we had built prior to March, and had to start over. However, our client base was built upon both construction sites and office buildings which no longer operated as before the pandemic. Thus we had to rebuild the business due a time of instability and closers in the restaurant industry .

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$410,650	$427,818	$437,591	$459,470	$473,254
Cost of Goods Sold	$127,678	$127,635	$130,551	$146,580	$147,140
Gross Profit	$282,972	$300,183	$307,040	$312,890	$326,114
EXPENSES					
Rent	$52,680	$53,997	$55,346	$56,729	$58,147
Labor Costs & Salaries	$75,000	$76,875	$78,796	$80,765	$82,784
Utilities	$8,400	$8,610	$8,825	$9,045	$9,271
Advertising	$2,400	$2,460	$2,521	$2,584	$2,648
Accounting/Bookkeeping	$2,400	$2,460	$2,521	$2,584	$2,648
Insurance	$4,000	$4,100	$4,202	$4,307	$4,414
Vehicle/Insurance	$1,776	$1,820	$1,865	$1,911	$1,958
Other Miscellaneous Expenses	$14,000	$14,350	$14,708	$15,075	$15,451
	$0	$0	$0	$0	$0
Operating Profit	$122,316	$135,511	$138,256	$139,890	$148,793

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$33,563.00	$45,075.00
Cost of Goods Sold	$0	$25,689.00
Taxes Paid	$0	$0
Net Income	$12,413.00	$-29,378.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V